EXHIBIT 99.1

Antalpha Anchors $150 Million Financing in Aurelion Treasury; Initiating NASDAQ’s First Tether Gold Treasury

Prestige Wealth Inc. (NASDAQ: PWM) Plans to be Renamed to Aurelion Inc. (NASDAQ: AURE) Subject to Approvals
$100 Million Private Placement & $50 Million Senior Debt Facility
Antalpha Anchors Aurelion Treasury, Exclusively in Tether Gold (XAU₮) for Resilience and Transparency

SINGAPORE, Oct. 10, 2025 (GLOBE NEWSWIRE) -- Antalpha Platform Holding Company (NASDAQ: ANTA) ("Antalpha"), a leading institutional digital asset financing platform, today announced that it has invested approximately $43 million as lead investor and acquired controlling voting rights in Prestige Wealth Inc. (NASDAQ: PWM; AURE) (“Aurelion” or the “Company”) through participation in a committed private investment in public equity (“PIPE”), alongside accredited investors including TG Commodities S.A. de C.V. (“Tether”) and Kiara Capital Holding Limited (“Kiara Capital”), invested by Antalpha’s management. The Company (NASDAQ: PWM) is expected to be renamed as “Aurelion Inc.”, subject to approvals, and will trade under the new ticker (NASDAQ: AURE) beginning Monday, October 13, 2025.

"We are excited to collaborate with Tether, the largest stablecoin company in the world, to expand the trusted digital gold ecosystem. Digital assets will be more tangible to many when one can walk into a jewelry store and redeem a gold bar with Tether Gold (XAU₮). Through Antalpha RWA Hub, we hope to deliver new capabilities and services like this that will increase the liquidity and product offerings of Tether Gold (XAU₮)," said Paul Liang, CFO of Antalpha.

“Adding to Antalpha RWA Hub, we are excited to anchor Aurelion Treasury, the first pure-play NASDAQ Tether Gold (XAU₮) Treasury, to increase access to tokenized gold, which has strategic importance in the digital asset world. People and institutions need a safe haven to safeguard against inflation, fiat currency devaluation and crypto volatility. As a leading digital asset financing platform, Antalpha has common interest to fortify our own balance sheet with a significant gold reserve through Tether Gold (XAU₮) to improve collateral resilience,” continued Paul Liang.

Strategic Rationale
Antalpha Reserve 2.0 builds on Antalpha’s pilot program earlier this year when it acquired $20 million of Tether Gold (XAU₮). In early October, we announced a collaboration with Tether to launch Antalpha RWA Hub to increase access to Tether Gold (XAU₮). The $43 million PIPE lead investment in Aurelion Treasury represents the next phase of Reserve 2.0: scaling Antalpha’s Tether Gold (XAU₮) reserve with institutional infrastructure, governance and transparency.

Gold has served as the ultimate benchmark of value for more than 5,000 years, consistently providing a natural hedge amid macroeconomic volatility and political uncertainty. Its negative correlation to the U.S. dollar index (DXY) amidst global crises and inflationary cycles as well as serving as a safe haven to crypto volatility highlight the value of gold on the blockchain.

Tether Gold (XAU₮) addresses these vulnerabilities by being 100% physically backed and redeemable for LBMA-standard bullions stored in Switzerland. Since launching in 2020, approximately 7 tons of gold have been acquired to back Tether Gold (XAU₮), providing institutional-grade transparency, verifiability and liquidity. By committing to Tether Gold (XAU₮) as Aurelion’s sole treasury reserve, Antalpha aims to smooth volatility, preserve liquidity and increase collateral resilience, which supports Antalpha’s management philosophy of risk management first.

Transaction Highlights
Antalpha invested approximately $43 million in Aurelion’s approximately $100 million PIPE, along with accredited investors, including Kiara Capital for $6 million and Tether for $15 million. Following this transaction, Antalpha holds a stake of approximately 32.4% (or approximately 73.1% of the voting rights) and Kiara Capital holds a stake of approximately 8.6% (or approximately 18.9% of the voting rights) in Aurelion, based on the Company’s outstanding shares and assuming no exercise of PIPE warrants. With plans to continue fundraising to purchase additional Tether Gold (XAU₮), Aurelion believes its concentrated shareholding can provide more stability and ensure smoother operations.

Conference Call Information
Antalpha leadership will host a conference call at 8:30 am U.S. Eastern Standard Time on October 14, 2025 to discuss the transaction.

To attend, please register in advance at: https://register-conf.media-server.com/register/BIdf5d33a26d64454da01f41f3d6c9610e. Upon registration, you will receive the dial-in number, passcode, and your unique access PIN, as well as an email with a calendar invite.

A live webcast can be accessed at https://edge.media-server.com/mmc/p/bt67nb59.

A replay of the conference call will also be available on the Company’s investor relations website at https://ir.antalpha.com.

About Antalpha
Antalpha is a leading fintech company specializing in providing financing, technology, and risk management solutions to institutions in the digital asset industry. Antalpha offers Bitcoin supply chain and margin loans through the Antalpha Prime technology platform, which allows customers to originate and manage their digital assets loans, as well as monitor collateral positions with near real-time data.

About Aurelion
Aurelion is NASDAQ’s first Tether Gold (XAU₮) treasury. It combines the stability of physical gold with the efficiency of blockchain, providing investors access to tokenized gold reserve that could serve as a safe haven to inflation, currency devaluation and crypto volatility. In parallel, Aurelion will continue its wealth management and asset management services.

About Tether Gold (XAU₮)
Tether Gold (XAU₮) is a digital asset offered by TG Commodities S.A. de C.V. One full XAU₮ token represents one troy fine ounce of gold on a London Good Delivery bar. XAU₮ is available as an ERC-20 token on the Ethereum blockchain. The token can be traded or moved easily 24/7. XAU₮ allocated gold is identifiable with a unique serial number, purity, and weight, and is redeemable.

About Antalpha RWA Hub
Antalpha RWA Hub is Antalpha's dedicated Real-World Assets (“RWA”) infrastructure platform, currently focused on providing liquidity and services for gold-based RWAs.

Contacts
Investor Contact: ir@antalpha.com

Safe Harbor Statement
This press release contains statements that may constitute “forward-looking” statements pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as: “anticipate,” “aspire,” “intend,” “plan,” “offer,” “goal,” “objective,” “potential,” “seek,” “believe,” “project,” “estimate,” “expect,” “forecast,” “assume,” “strategy,” “target,” “trend,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. These statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the relevant business, future plans and strategies, projections, anticipated events and trends, the economy, and other future conditions, including the anticipated performance of gold, Tether Gold (XAU₮), and any other Gold-related product, and Antalpha and Aurelion’s intention to purchase additional XAU₮. These statements are not historical facts nor assurance of future performance, and include, among others, statements regarding Antalpha’s investment in the Company through the PIPE financing, integration plans, anticipated benefits of the transaction, and Antalpha’s Reserve 2.0 digital treasury strategy. Forward-looking statements also include expectations regarding the purchase, holding, and management of XAU₮, and potential future capital deployment.

Forward-looking statements involve inherent risks and uncertainties that may cause actual results to differ materially, including regulatory review, integration challenges, market price volatility of XAU₮, liquidity risks, counterparty and custodial risks, technological and regulatory developments, accounting treatment, and other factors described in Antalpha’s filings with the SEC. All information in this press release is provided as of the date hereof, and Antalpha undertakes no duty to update any forward-looking statements except as required under applicable law.